March 8, 2021

BY EDGAR

Jessica Livingston

Sandra Hunter Berkheimer

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Angel Pond Holdings Corp
Draft Registration Statement on Form S-1
Submitted February 4, 2021
CIK No. 0001842430

Dear Ms. Livingston and Ms. Hunter Berkheimer:

We set forth below the response of Angel Pond Holdings Corporation (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated March 3, 2021 with respect to the draft registration statement on Form S-1 (the “Registration Statement”) submitted on February 4, 2021. We have reproduced below in bold the Staff’s comments and have provided the Company’s response following each comment.

Draft Registration Statement on Form S-1 submitted February 4, 2021

Effecting Our Initial Business Combination

Manner of Conducting Redemptions, page 124

1.

Noting the disclosure that “each public shareholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction,” please revise to address abstentions. If public stockholders must vote for or against a proposed business combination in order to be able to redeem their shares, please revise your Summary section, along with other applicable sections in the prospectus to prominently disclose this.

The Company has revised the disclosure, which can be found on pages 30, 127, 137 and 164 of the updated Registration Statement, as requested.

2.

Please revise to disclose your exclusive forum provision, including whether or not the provision applies only to state law claims, or also to claims under the Exchange Act or the Securities Act and address whether there is any question as to whether a court would enforce the provision. See Item 202 of Regulation S-K.

The Company has revised the disclosure, which can be found on page 173 of the updated Registration Statement, as requested.

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We hope that the Company’s response above adequately addresses the Staff’s comment. If the Staff has any questions or requires any additional information, please do not hesitate to contact Adam J. Brenneman or Nicolas Grabar at Cleary Gottlieb Steen & Hamilton LLP at 212 225 2000.

Very truly yours,

/s/ Theodore T. Wang
Theodore T. Wang Chairman and Chief Executive Officer

cc:	Pearl Yuan-Garg

Angel Pond Holdings Corporation

Adam J. Brenneman
Nicolas Grabar

Cleary Gottlieb Steen & Hamilton LLP